UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 11, 2017
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on May 11, 2016, entitled "Tittel".

Annual general meeting approves dividend of USD 0.2201 per share for fourth quarter 2016 and continuation of the two-year scrip programme through third quarter 2017

On 11 May 2017, the annual general meeting of shareholders in Statoil ASA (OSE: STL, NYSE: STO) approved the annual report and accounts for Statoil ASA for 2016, as proposed by the board of directors.

The annual accounts and the annual report for Statoil ASA and the Statoil group for 2016 were approved, and a dividend of USD 0.2201 per share will be distributed for the fourth quarter of 2016. The dividend accrues to the holders of the American Depository Receipts (ADRs) listed on the New York Stock Exchange as of 10 May 2017. The dividend accrues to the company's shareholders on Oslo Stock Exchange (Oslo Børs) as of 11 May 2017.

As of 11 May 2017, ADRs listed on the New York Stock Exchange will be traded ex-dividend.
Statoil's shares listed on the Oslo Børs will be traded ex-dividend as of 12 May 2017. The expected dividend payment date for Statoil's shares on Oslo Børs is 23 June 2017. The expected payment date for dividends in USD under the ADR program is 26 June 2017.The general meeting authorised the board of directors to resolve quarterly dividend payments until the next ordinary annual general meeting.

The general meeting approved to continue the two-year scrip dividend programme through third quarter 2017. The scrip dividend programme offers shareholders the option to receive all or part of the quarterly dividend in cash or in newly issued shares in Statoil. Under the programme, the general meeting resolved a share capital increase for dividend related to fourth quarter 2016, and gave authorisation to the board of directors to increase the share capital in connection with payment of dividend for first quarter to third quarter 2017.

In the dividend issue relating to the dividend for the fourth quarter of 2016, up to 160,000,000 new shares will be issued. There will be a subscription period of at least ten days for the dividend issue, expected to commence in the end of May. The subscription price shall be set to the volume-weighted average share price on Oslo Børs of the last two trading days of the subscription period for the dividend issue, with a deduction for a discount of 5%. Further information will be provided prior to the commencement of the subscription period.

The general meeting endorsed the board’s report on Corporate Governance. Furthermore, the general meeting endorsed the board's declaration on stipulation of salary and other remuneration for executive management, and approved the parts of the proposal related to remuneration linked to the development of the company’s share price. Remuneration to the company's external auditor was also approved.

The general meeting authorised the board to acquire shares in Statoil ASA in the market in order to continue the share saving plan for employees. The general meeting also authorised the board to acquire shares in Statoil ASA in the market for subsequent annulment.

The annual general meeting approved that adjustments in the Marketing Instruction for Statoil ASA, adopted by the annual general meeting on 25 May 2001, can be made to the provisions concerning applicable pricing- and allocation principles for natural gas, and in particular LNG, so that Statoil has the necessary incentives to maximize the total value of the State’s and Statoil’s petroleum and ensure fair distribution at any time. The adjustments are made by the Norwegian State represented by the Ministry of Petroleum and Energy.

Prior to the AGM, a shareholder had proposed that Statoil refrains from drilling exploration wells in PL859 (Korpfjell) and PL855 (Gemini North) whilst the question of whether the licenses granted in the 23rd licensing round are illegal and violate the Norwegian Constitution is still pending in the courts. The shareholder’s proposal was not adopted.

A proposal from a shareholder had been submitted in advance, suggesting that the board presents a revised strategy reflecting the company’s joint responsibility for helping meet the current energy demand within the framework of national and international climate targets. This proposal was not adopted.

Another proposal also submitted by a shareholder was that Statoil would establish a risk management investigation committee. This proposal was not adopted.

A shareholder had proposed that the board of Statoil ASA presents a strategy for and environmental impact assessment of, full discontinuation of all new exploration activities and test drilling for fossil energy resources. The shareholder’s proposal was not adopted.

A shareholder had proposed that the board of directors of Statoil ASA, in their risk management oversight functions, should direct Statoil Management to appoint a new Chief Geologist with a clear mandate to reinstate updated versions of pre-merger actuarial based risk management processes. The shareholder’s proposal was not adopted

Please find enclosed the complete minutes of the annual general meeting.

MINUTES OF THE ANNUAL GENERAL MEETING OF STATOIL ASA 11 MAY 2017

The annual general meeting of Statoil ASA was held on 11 May 2017 at Statoil Business Center, Forusbeen 50, 4035 Stavanger, Norway.

The chair of the board, the chair of the corporate assembly, the president and CEO, general counsel and the company’s auditor were in attendance. Company secretary Hilde Grønland Kuburic recorded the minutes of the meeting.

The agenda was as follows:

1.	Opening of the annual general meeting by the chair of the corporate assembly Tone Lunde Bakker, chair of the corporate assembly, opened the meeting.
2.	Registration of attending shareholders and proxies
A list of shareholders represented at the annual general meeting, either by advance voting, in person or by proxy, is attached in Appendix 1 to these minutes.
3.	Election of the chair of the meeting The general meeting agreed on the following resolution: “Tone Lunde Bakker, chair of the corporate assembly, is elected chair of the meeting.”
4.	Approval of the notice and the agenda The general meeting agreed on the following resolution: “The notice and proposed agenda are approved.”
5.

Election of two persons to co-sign the minutes together with the chair of the meeting
The general meeting adopted the following resolution:

“Johan A. Alstad and Tor Eriksen are elected to co-sign the minutes together with the chair of the meeting.”

6.

Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2016, including the board of directors’ proposal for distribution of fourth quarter  2016 dividend
The chair of the meeting informed the general meeting that the annual report and accounts, the auditor’s report and the recommendation from the corporate assembly have been made available on the company’s webpage. Recitation was therefore not necessary.

In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The annual accounts and the annual report for 2016 for Statoil ASA and the Statoil group are approved. A fourth quarter 2016 dividend of USD 0.2201 per share is distributed.

As further set out in agenda item 8 below, shareholders may chose to receive their dividend wholly or partially in cash or in newly issued shares.”

7.	Authorisation to distribute dividend based on approved annual accounts for 2016
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting of Statoil ASA hereby authorises the board of directors to resolve the payments of dividend based on the company’s approved annual accounts for 2016, cf. the Norwegian Public Limited Liability Companies Act section 8-2, second paragraph.

The board of directors shall, when using the authorisation, make its decision in accordance with the company’s approved dividend policy. The board of directors shall before each decision to approve the payment of dividends consider if the company, after the payment of dividends, will have sufficient equity and liquidity.

As further set out in agenda item 8 below, the board of directors may resolve that the shareholders may choose to receive their dividend wholly or partially in cash or in newly issued shares.

The authorisation shall be valid until the next annual general meeting, but not beyond 30 June 2018.”

8.	Continuation of the scrip dividend programme
8.1

Share capital increase for issue of new shares in connection with payment of dividend for fourth quarter 2016
In accordance with the proposal from the board, the general meeting adopted the following resolution:

"The general meeting of Statoil ASA hereby resolve to increase the share capital on the following terms and conditions:

	1.	The share capital is increased with an amount of minimum NOK 2.50 and maximum NOK 400,000,000. The new shares shall have a nominal value of NOK 2.50.
	2.	The subscription price:
		a.	For shareholders on Oslo Stock Exchange the subscription price is equal to the volume-weighted average share price on Oslo Stock Exchange of the last two trading days of the subscription period for the dividend issue, with a deduction for a discount of 5%. The subscription price may not be lower than NOK 50 or higher than NOK 500 per share.
		b.	For ADR-holders under the ADR program in the US, the subscription price shall be equal to the subscription price for the shareholders on Oslo Stock Exchange converted into USD based on an average of the Central Bank of Norway's USD exchange rate over the last two trading days of the subscription period. The subscription price may not be lower than USD 5 or higher than USD 50 per share.
	3.	Only shareholders of Statoil as of the expiry of 11 May 2017 for shareholders on Oslo Stock Exchange, as registered in Statoil's shareholder register with the Norwegian Central Securities Depository (VPS) as of expiry of 15 May 2017, and shareholders as of expiry of 10 May 2017 for shareholders on New York Stock Exchange, are entitled to subscribe for shares.
	4.	The new shares may not be subscribed for by shareholders in jurisdictions in which subscription would be unlawful for the relevant shareholder or it is not permitted to offer new shares without the registration or approval of a prospectus.
	5.	Subscription of the new shares shall be carried out in accordance with the following:
		a.	Each of these shareholders can choose to receive their dividend wholly or partially in cash or newly issued shares and therefore are entitled to use in whole or in part the net dividends that the relevant shareholder is entitled to for the fourth quarter of 2016, to subscribe for shares in the company. The contribution will be settled by way of set-off against the subscribers’ entitlement to net dividend from the company. Dividend in USD which shall be used as contribution shall be converted into NOK by using the same exchange rate between USD and NOK as set out under item 2 b) above. All subscriptions will be rounded down to the nearest whole number of shares. Any part of the net dividend not used to settle the subscribed shares, shall be paid in cash.
		b.	The Norwegian State has undertaken to participate in the dividend offer by using the part of its quarterly dividend to subscribe for the number of shares that is required to maintain its ownership interest of 67% in Statoil.
	6.	Each shareholder will be allocated the number of shares equal to the amount each shareholder has subscribed for during the subscription period, cf. item 5 above, divided by the subscription price, cf. item 2 above. No fractional shares will be allocated.
	7.	The subscription period shall commence at the latest on or around 29 May 2017. The subscription period shall be at least 10 business days. Subscription of shares shall take place electronically or on a designated subscription form within the expiry of the subscription period.
	8.	ADR-holders under the ADR program in the US may make their election through Deutsche Bank as the depositary and receiving agent for the ADR program.
	9.	The new shares give shareholders rights in the company, including the right to dividends, from the registration of the share capital increase in the Norwegian Register of Business Enterprises. At the same time, section 3 of the Articles of Association shall be amended to reflect the new share capital.
	10.	The estimated costs for the share capital increase are NOK 5 million.”
8.2

Authorisation to the board of directors to increase the share capital in connection with payment of dividend for first quarter through third quarter 2017
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting of Statoil ASA hereby authorises the board of directors to increase the share capital in the company in accordance with section 10-14 of the Norwegian Public Limited Companies Act, on the following conditions:

	1.	The share capital may, in one or more rounds, be increased by a total of up to NOK 1,200,000,000.
	2.	The authorisation may only be utilized to increase the share capital in connection with the implementation of Statoil ASA's scrip dividend programme for first quarter through third quarter 2017.
3.

The authorisation encompasses increase of share capital by way of set-off in accordance with section 10-2 of the Norwegian Public Limited Companies Act. The subscription price may be in both NOK and USD.

	4.	The authorisation shall be valid until the next annual general meeting, but not beyond 30 June 2018.”
9.	Proposal from shareholder to abstain from exploration drilling in the Barents Sea
A shareholder had proposed that Statoil refrains from drilling exploration wells in PL859 (Korpfjell) and PL855 (Gemini North) whilst the question of whether the licenses granted in the 23rd licensing round are illegal and violate the Norwegian Constitution is still pending in the courts.

The shareholder’s proposal was not adopted.

10.

Proposal from shareholder regarding discontinuation of exploration activities and test drilling for fossil energy resources
A shareholder had proposed that the board of Statoil ASA presents a strategy for and environmental impact assessment of, full discontinuation of all new exploration activities and test drilling for fossil energy resources.

The shareholder’s proposal was not adopted.

11.

Proposal from shareholder regarding risk management processes
A shareholder had proposed the board of directors of Statoil ASA, in their risk management oversight functions, should direct Statoil Management to appoint a new Chief Geologist with a clear mandate to reinstate updated versions of pre-merger actuarial based risk management processes.

The shareholder’s proposal was not adopted.

12.

The board of directors’ report on Corporate Governance
The board’s report on Corporate Governance was presented. The report is included in the annual report.

In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting endorses the board of directors’ report on Corporate Governance.”

13.

The board of directors’ declaration on stipulation of salary and other remuneration for executive management
Øystein Løseth, chair of the board of directors, presented the board’s statement relating to executive management remuneration.

13.1	Advisory vote related to the board of directors’ declaration on stipulation of salary and other remuneration for executive management
In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting endorses the board of directors’ declaration on stipulation of salary and other remuneration for executive management.”

13.2	Approval of the board of directors’ proposal related to remuneration linked to the development of the company’s share price

In accordance with the proposal from the board, the general meeting adopted the following resolution:

“The general meeting approves the board of directors’ proposal related to remuneration linked to the development of the company’s share price as described in  the declaration on stipulation of salary and other remuneration for executive management.”

14.	Approval of remuneration for the company’s external auditor for 2016
The general meeting adopted the following resolution:

“Remuneration to the auditor for 2016 of NOK 7,807,801for Statoil ASA is approved.”

15.	Determination of remuneration for the corporate assembly
In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

“The remuneration to the corporate assembly is from 12 May 2017 as follows:

Chair                    NOK 122,400/annually

Deputy chair        NOK   64,500/annually

Members              NOK   45,300/annually

Deputy members  NOK   6,450/meeting”.

16.	Determination of remuneration to the nomination committee
In accordance with the proposal of the nomination committee, the general meeting adopted the following resolution:

“The remuneration to the nomination committee is from 12 May 2017 as follows:

Chair                    NOK 12,150/meeting

Members              NOK   9,000/meeting”.

17.	Authorisation to acquire Statoil ASA shares in the market to continue operation of the share savings plan for employees
In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The general meeting of Statoil ASA hereby authorises the board of directors to acquire Statoil shares in the market on behalf of the company. The authorisation may be used to acquire own shares at a total nominal value of up to NOK 35,000,000. The minimum and maximum amount that may be paid per share will be NOK 50 and 500 respectively.

Shares acquired pursuant to this authorisation may only be used for sale and transfer to employees of the Statoil group as part of the group’s share saving plan, as approved by the board of directors.

The authorisation shall be valid until the next general meeting, but not beyond 30 June 2018. This authorisation replaces the previous authorisation to acquire own shares for implementation of the share saving plan for employees granted by the annual general meeting on 11 May 2016.”

18.

Authorisation to acquire Statoil ASA shares in the market for subsequent annulment
In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The general meeting of Statoil ASA hereby authorises the board of directors to acquire in the market on behalf of the company, Statoil shares with a face value of up to NOK 187,500,000. The minimum and maximum amount that can be paid per share will be NOK 50 and NOK 500, respectively. Within these limits, the board of directors shall itself decide at what price and at what time such acquisition shall take place.

Own shares acquired pursuant to this authorisation may only be used for annulment through a reduction on the company’s share capital, pursuant to the Norwegian Public Limited Liability Companies Act section 12-1.

The authorisation shall be valid until the next annual general meeting, but not beyond 30 June 2018.”

19.	Marketing instructions for Statoil ASA – adjustments
In accordance with the proposal of the board, the general meeting adopted the following resolution:

“The annual general meeting approves that adjustments in the Marketing Instruction for Statoil ASA, adopted by the annual general meeting on 25 May 2001, can be made to the provisions concerning applicable pricing- and allocation principles for natural gas, and in particular LNG, so that Statoil has the necessary incentives to maximize the total value of the State’s and Statoil’s petroleum and ensure fair distribution at any time. The adjustments are made by the Norwegian State represented by the Ministry of Petroleum and Energy.”

***** There were no further matters for discussion and the annual general meeting was closed. Stavanger, 11 May 2017

_________[Signed]___________	_________[Signed]___________	_________[Signed]___________
Tone Lunde Bakker	Johan A. Alstad	Tor Eriksen

Appendix 1: Overview of shares represented at the ordinary general meeting, either by advance voting, in person or by proxy

Appendix 2: The voting results for the individual issues.

Number of persons with voting rights represented/attended: 90

	Number of shares	% sc
Total shares	3,266,555,781
- own shares of the company	9,113,695
Total shares with voting rights	3,257,442,086
Represented by own shares	2,188,856,375	67.20%
Represented by advance vote	120,083,270	3.69%
Sum own shares	2,308,939,645	70.88%
Represented by proxy	4,610,870	0.14%
Represented by voting instruction	188,020,004	5.77%
Sum proxy shares	192,630,874	5.91%
Total represented with voting rights	2,501,570,519	76.80%
Total represented by share capital	2,501,570,519	76.58%

Registrar for the company:
DNB Bank ASA

_______________________________
Signature company:
STATOIL ASA

_______________________________

Protocol for general meeting STATOIL ASA

Shares class	FOR	Against	Poll in	Abstain	Poll not registered	Represented shares with voting rights
Agenda item 3 Election of chair for the meeting
Ordinary	2,501,481,839	36,349	2,501,518,188	52,331	0	2,501,570,519
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	100.00%	0.00%	100.00%	0.00%	0.00%
total sc in %	76.58%	0.00%	76.58%	0.00%	0.00%
Total	2,501,481,839	36,349	2,501,518,188	52,331	0	2,501,570,519

Agenda item 4 Approval of the notice and the agenda
Ordinary	2,501,493,487	33,087	2,501,526,574	43,945	0	2,501,570,519
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	100.00%	0.00%	100.00%	0.00%	0.00%
total sc in %	76.58%	0.00%	76.58%	0.00%	0.00%
Total	2,501,493,487	33,087	2,501,526,574	43,945	0	2,501,570,519

Agenda item 5 Election of two persons to co-sign the minutes together with the chair of the meeting
Ordinary	2,501,484,858	35,193	2,501,520,051	50,468	0	2,501,570,519
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	100.00%	0.00%	100.00%	0.00%	0.00%
total sc in %	76.58%	0.00%	76.58%	0.00%	0.00%
Total	2,501,484,858	35,193	2,501,520,051	50,468	0	2,501,570,519

Agenda item 6 Approval of the annual report and accounts for Statoil ASA and the Statoil group for 2016, including the BOD proposal for dividend
Ordinary	2,501,022,285	512,634	2,501,534,919	35,600	0	2,501,570,519
votes %	99.98%	0.02%		0.00%
representation of sc in %	99.98%	0.02%	100.00%	0.00%	0.00%
total sc in %	76.57%	0.02%	76.58%	0.00%	0.00%
Total	2,501,022,285	512,634	2,501,534,919	35,600	0	2,501,570,519

Agenda item 7 Authorisation to distribute dividend based on approved annual accounts for 2016
Ordinary	2,501,075,250	347,675	2,501,422,925	147,594	0	2,501,570,519
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.98%	0.01%	99.99%	0.01%	0.00%
total sc in %	76.57%	0.01%	76.58%	0.01%	0.00%
Total	2,501,075,250	347,675	2,501,422,925	147,594	0	2,501,570,519

Agenda item 8.1 Share capital increase for issue of new shares in connection with payment of dividend for 4Q 2016
Ordinary	2,501,140,139	383,711	2,501,523,850	46,669	0	2,501,570,519
votes cast in %	99.99%	0.02%		0.00%
representation of sc in %	99.98%	0.02%	100.00%	0.00%	0.00%
total sc in %	76.57%	0.01%	76.58%	0.00%	0.00%
Total	2,501,140,139	383,711	2,501,523,850	46,669	0	2,501,570,519

Agenda item 8.2 Authorisation to the board of directors to increase the share capital in connection with payment of dividend for 1Q to 3Q 2017
Ordinary	2,501,144,451	382,819	2,501,527,270	43,249	0	2,501,570,519
votes %	99.99%	0.02%		0.00%
representation of sc in %	99.98%	0.02%	100.00%	0.00%	0.00%
total sc in %	76.57%	0.01%	76.58%	0.00%	0.00%
Total	2,501,144,451	382,819	2,501,527,270	43,249	0	2,501,570,519

Agenda item 9 Proposal from shareholder to abstain from exploration drilling in the Barents Sea
Ordinary	3,176,245	2,497,173,996	2,500,350,241	1,220,278	0	2,501,570,519
votes cast in %	0.13%	99.87%		0.00%
representation of sc in %	0.13%	99.82%	99.95%	0.05%	0.00%
total sc in %	0.10%	76.45%	76.54%	0.04%	0.00%
Total	3,176,245	2,497,173,996	2,500,350,241	1,220,278	0	2,501,570,519

Agenda item 10 Proposal from shareholder regarding discontinuation of exploration activities and test drilling for fossil energy resources
Ordinary	2,747,209	2,498,723,290	2,501,470,499	100,020	0	2,501,570,519
votes cast in %	0.11%	99.89%		0.00%
representation of sc in %	0.11%	99.89%	100.00%	0.00%	0.00%
total sc in %	0.08%	76.49%	76.58%	0.00%	0.00%
Total	2,747,209	2,498,723,290	2,501,470,499	100,020	0	2,501,570,519

Agenda item 11 Proposal from shareholder regarding risk management processes
Ordinary	5,475,833	2,495,751,803	2,501,227,636	342,883	0	2,501,570,519
votes cast in %	0.22%	99.78%		0.00%
representation of sc in %	0.22%	99.77%	99.99%	0.01%	0.00%
total sc in %	0.17%	76.40%	76.57%	0.01%	0.00%
Total	5,475,833	2,495,751,803	2,501,227,636	342,883	0	2,501,570,519

Agenda item 12 The board of directors report on Corporate Governance
Ordinary	2,501,422,381	79,141	2,501,501,522	68,997	0	2,501,570,519
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.99%	0.00%	100.00%	0.00%	0.00%
total sc in %	76.58%	0.00%	76.58%	0.00%	0.00%
Total	2,501,422,381	79,141	2,501,501,522	68,997	0	2,501,570,519

Agenda item 13.1 Advisory vote related to the board of directors declaration on stipulation of salary and other remuneration for
Ordinary	2,488,755,978	12,677,888	2,501,433,866	136,653	0	2,501,570,519
votes %	99.49%	0.51%		0.00%
representation of sc in %	99.49%	0.51%	100.00%	0.01%	0.00%
total sc in %	76.19%	0.39%	76.58%	0.00%	0.00%
Total	2,488,755,978	12,677,888	2,501,433,866	136,653	0	2,501,570,519

Agenda item 13.2 Approval of the board of directors proposal related to remuneration linked to the development of the companys
Ordinary	2,490,479,063	10,962,384	2,501,441,447	129,072	0	2,501,570,519
votes cast in %	99.56%	0.44%		0.00%
representation of sc in %	99.56%	0.44%	100.00%	0.01%	0.00%
total sc in %	76.24%	0.34%	76.58%	0.00%	0.00%
Total	2,490,479,063	10,962,384	2,501,441,447	129,072	0	2,501,570,519

Agenda item 14 Approval of remuneration for the companys external auditor for 2016
Ordinary	2,501,400,849	76,240	2,501,477,089	93,430	0	2,501,570,519
votes cast in %	100.00%	0.00%		0.00%
representation of sc in %	99.99%	0.00%	100.00%	0.00%	0.00%
total sc in %	76.58%	0.00%	76.58%	0.00%	0.00%
Total	2,501,400,849	76,240	2,501,477,089	93,430	0	2,501,570,519

Agenda item 15 determination of remuneration for the corporate assembly
Ordinary	2,501,231,221	229,746	2,501,460,967	109,552	0	2,501,570,519
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	100.00%	0.00%	0.00%
total sc in %	76.57%	0.01%	76.58%	0.00%	0.00%
Total	2,501,231,221	229,746	2,501,460,967	109,552	0	2,501,570,519

Agenda item 16 Determination of remuneration to the nomination committee
Ordinary	2,501,225,230	226,831	2,501,452,061	118,458	0	2,501,570,519
votes cast in %	99.99%	0.01%		0.00%
representation of sc in %	99.99%	0.01%	100.00%	0.01%	0.00%
total sc in %	76.57%	0.01%	76.58%	0.00%	0.00%
Total	2,501,225,230	226,831	2,501,452,061	118,458	0	2,501,570,519

Agenda item 17 Authorisation to acquire Statoil ASA shares in the market to continue operation of the share savings plan for employees
Ordinary	2,443,738,495	57,793,794	2,501,532,289	38,230	0	2,501,570,519
votes cast in %	97.69%	2.31%		0.00%
representation of sc in %	97.69%	2.31%	100.00%	0.00%	0.00%
total sc in %	74.81%	1.77%	76.58%	0.00%	0.00%
Total	2,443,738,495	57,793,794	2,501,532,289	38,230	0	2,501,570,519

Agenda item 18 Authorisation to acquire Statoil ASA shares in the market for subsequent annulment
Ordinary	2,498,445,146	3,076,108	2,501,521,254	49,265	0	2,501,570,519
votes cast in %	99.88%	0.12%		0.00%
representation of sc in %	99.88%	0.12%	100.00%	0.00%	0.00%
total sc in %	76.49%	0.09%	76.58%	0.00%	0.00%
Total	2,498,445,146	3,076,108	2,501,521,254	49,265	0	2,501,570,519

Agenda item 19 Marketing Instructions for Statoil ASA - adjustments
Ordinary	2,484,107,874	17,393,253	2,501,501,127	69,392	0	2,501,570,519
votes cast in %	99.31%	0.70%		0.00%
representation of sc in %	99.30%	0.70%	100.00%	0.00%	0.00%
total sc in %	76.05%	0.53%	76.58%	0.00%	0.00%
Total	2,484,107,874	17,393,253	2,501,501,127	69,392	0	2,501,570,519

Registrar for the company:
DNB Bank ASA

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Signature company:
STATOIL ASA

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Share information

Name	Total number of shares	Nominal value	Share capital	Voting rights
Sum:
Number of shares	3,266,555,781	2.50	8,166,389,452.50	Yes

§ 5-17 Generally majority requirement requires majority of the given votes
§ 5-18 Amendment to resolution Requires two-thirds majority of the given votes like the issued share capital represented/attended on the general meeting

Contact persons:

Investor relations
Peter Hutton, senior vice president for investor relations,
Tel: +44 7881 918 792

Morten Sven Johannessen, vice president for investor relations USA,
Tel: + 1 203 570 2524

Press
Bård Glad Pedersen, vice president for media relations,
Tel: +47 91 80 17 91

This information is subject to the disclosure requirements pursuant to section pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: May 11, 2017	By:	___/s/ Hans Jakob Hegge Name: Hans Jakob Hegge Title: Chief Financial Officer